Exhibit 21

Subsidiaries of the Registrant

	State or Other
	Jurisdiction of	Percentage
	Incorporation	Ownership
Parent

First South Bancorp, Inc.	Virginia

Subsidiary

First South Bank	North Carolina	100%

First South Preferred Trust I	Delaware	100%

Subsidiaries of First South Bank

First South Investments, Inc.	North Carolina	100%

First South Leasing, LLC	North Carolina	100%